LAW OFFICES OF
DERENTHAL & DANNHAUSER LLP
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FACSIMILE: (510) 834-8309

September 29, 2011

VIA EDGAR

Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628
Facsimile: (202) 772-9203

Re:	WNC California Housing Tax Credits, L.P. (“Issuer”)
Preliminary Schedule 14A
Filed August 29, 2011
File No. 000-20058

Schedule 13E-3
Filed August 30, 2011 by Issuer
File No. 005-54007

Dear Mr. Duchovny:

I am writing in response to your letter of September 20, 2011 regarding the above-referenced filings.  The responses below are numbered to correspond to the numbering system in your letter.

This letter is being filed concurrently with amendment no. 1 to the materials described above.  The Issuer intends to file and distribute definitive consent solicitation materials as soon as is practical.

1.           As indicated in your letter, a Rule 13e-3 transaction is any transaction or series of transactions involving either a reasonable likelihood or a purpose of producing any of the effects described in paragraph (a)(3)(ii) of the Rule. At the times of filing the October 2010 solicitation and the April 2011 solicitation, based on the facts and circumstances then existing, the Issuer’s general partners believed that such a reasonable likelihood or purpose did not exist.

The Issuer is a finite life limited partnership that was formed to acquire interests in lower tier partnerships for the production of low income housing tax credits. Its investment objective was to acquire these interests, hold them for the production of low income housing tax credits, and then sell all assets and liquidate the Issuer when the credits were realized and substantially all compliance periods assuring avoidance of credit recapture were completed. The Issuer reached that stage in prior years and the October 2010 solicitation was prepared, filed with the Commission, and distributed to the Issuer’s limited partners for approval of the liquidation of the Issuer in the ordinary and expected course of its investment cycle.

Daniel F. Duchovny, Special Counsel
Securities and Exchange Commission
September 29, 2011

The October 2010 solicitation identified as a possibility the sale of one or more of the Issuer’s assets to the Issuer’s general partners and/or another affiliate. This possibility was included in the October 2010 solicitation in order to provide sufficient disclosure to the limited partners in connection with their making an informed decision regarding that solicitation. Nonetheless, it was the intention of the Issuer to prepare a solicitation regarding the sale of a specific asset to an affiliate if such a sale were to be proposed. This was the reason for the April 2011 solicitation. The underlying assets held by the lower tier partnerships in which the Issuer held interests are low income housing projects. These projects involve a specialized market and it is possible that, in one or more cases, an affiliate would be positioned to offer the best price or terms to the Issuer or a lower tier partnership.

In the opinion of the Issuer’s general partners, no such sales were reasonably likely at the time of the October 2010 solicitation. As indicated in the revised preliminary Schedule 14A being filed concurrently herewith, the Issuer’s general partners did not begin to consider the Midland property as a potential acquisition until December 2010, at which point the October 2010 solicitation had been terminated. The Issuer’s general partners had engaged in rehabilitation and resyndication activities of several California properties in the mid 2000s. However, the national recession, and the more significant recession in California, resulted in the near elimination of the California rehabilitation and resyndication market. It was only with the nascent restoration of this market in 2010 that the Issuer’s general partners began to contemplate the possibility of re-engaging in rehabilitation and resyndication activities other than with respect to projects that had commenced prior to the recession.

As described to some extent in the revised preliminary Schedule 14A, the rehabilitation and resyndication process is complex, intricate and laborious. A great deal of due diligence, market research, negotiation and review of financing sources, including the likelihood of obtaining financing and equity capital, and analysis and review of the potential for obtaining low income housing tax credits, is necessary. Although it would be difficult to pinpoint the exact moment when a reasonable likelihood arises with regard to any particular asset, the Issuer’s general partners believe that moment cannot arise until a favorable determination has been made that the rehabilitation and resyndication is economically feasible and probable, including a determination that tax credits would be available under an applicable Federal government program, and that negotiations with the property owner have developed to an extent that the acquisition itself is probable. The process regarding Alta Vista was similar to the process described in the revised Schedule 14A filing. With respect to Alta Vista, the Issuer’s general partners believe that this favorable determination and development of negotiations did not occur prior to the preparation of the April 2011 solicitation, and with respect to the subject transaction (of the Midland property), until preparation of the subject filings was commenced.

Moreover, from a historical perspective, it was neither the intent of the Issuer or its general partners to effect a sale of substantially all the assets to the general partners or affiliates, nor, based on the historical experience of the general partners, was there any reasonable probability that the limited partner consents to the October 2010 and April 2011 solicitations, if obtained, were reasonably likely to produce, directly or indirectly, the sale of substantially all of the Issuer’s assets to one or more affiliates of the Issuer and general partner until the present time. The Issuer invested in a total of eleven lower tier partnerships. If the proposed sale which is the subject of the current filing is completed on the proposed terms, the Issuer will have sold three of its lower tier partnerships in transactions involving at the time of sale affiliates of the Issuer’s general partners. This would not be a sale of substantially all of the assets of the Issuer.

Daniel F. Duchovny, Special Counsel
Securities and Exchange Commission
September 29, 2011

Accordingly, the Issuer’s general partners do not believe the October 2010 solicitation or the April 2011 solicitation can be characterized as involving either a reasonable likelihood or a purpose of producing the sale of substantially all of the Issuer’s assets to one or more affiliates of the Issuer or its general partner.

2.             As requested, WNC & Associates, Inc., Philip R. Hammond Family Limited Partnership, and Wilfred N. Cooper, Sr. have been added as filing persons.

3.             The requested appraisal has been included as an exhibit.

4.             The requested identifications have been included.

5.             The requested disclosure has been included.

6.             Please see the revised disclosure.

7.             Please see the revised disclosure.

8.             Please see the revised disclosure.

9.             Please see the revised disclosure.

10.           Please see the revised disclosure.

11.           Please see the revised disclosure.

12.           Please see the revised disclosure.

13.           Please see the new disclosure under “Purposes, Alternatives and Reasons for the Sale; Effects of the Sale.”

14.           With regard to Item 1010(c)(5), please see the revised disclosure. With regard to Item 1010(c)(4), the subject transaction does not entail the registration of debt securities or preference equity securities. Accordingly, the Issuer’s general partners believe that Item 503(d) of Regulation S-K, and in turn, Item 1010(c)(4), are inapplicable.

15.           Please see the revised disclosure.

16.           Please see the refiled exhibit.

Daniel F. Duchovny, Special Counsel
Securities and Exchange Commission
September 29, 2011

Please contact the undersigned if you have any further questions or comments in this regard.

Very truly yours,

                     /s/ PAUL G. DANNHAUSER

Paul G. Dannhauser